UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI ANNUAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2019

CARDONE EQUITY FUND V, LLC

 Commission File No. 024-10865

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital, LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

All correspondance:

Jillian Sidoti, Esq.

TROWBRIDGE SIDOTI

38977 Sky Canyon Drive – Suite 101

Murrieta, CA 92563

(323) 799-1342

EMAIL FOR CORRESPONDENCE: jillian@crowdfundinglawyers.net

Class A Interests

 (Title of each class of securities issued pursuant to Regulation A)

2

Item 1. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Report. Our fiscal year end is December 31st. Our financial statements are prepared in accordance with Generally Accepted Accounting Principles.

Overview

Cardone Equity Fund V, LLC (“CEF V” or the “Company”), a Delaware limited liability corporation, was formed to invest directly or indirectly in multifamily apartment complexes located in Florida and Texas.

As of June, 30 2019, the Company had two real estate investments: Cardone Delray Member LLC which owns, Atlantic Delray Beach, LLC (dba10X Living at Delray) a 346 unit garden-style apartment complex located in Delray Beach, FL and Cardone Stella Member, LLC which owns Stella 351, LLC (dba Stella at Riverstone) a 351 luxury garden-style apartment complex located in Houston, TX.

Pursuant to our Offering, we are offering up to $50,000,000 of our Class A Interests at a price of $1,000 per unit. As of June 30, we have issued approximately $22,402,000 in Class A Interests and have subscriptions totaling about $11,591,000 which was accepted when the next investment property was acquired on July 1, 2019. As of September 20, 2019, we have completed the offering of Class A Interests totaling $50,000,000 and invested the offering proceeds in five multifamily properties located in Florida and Texas.

Results of Operations

On January 1, the Company made its first investment in Cardone Delray Member, LLC and completed its investment of $13,363,500 for a 39.30% ownership interest on January 25, 2019. The Company received a total of $245,508 in cash distributions through June 30, 2019.

On January 25, 2019 the Company began investing in Cardone Stella Member, LLC and completed its investment of $9,015,395 for a 31.09% ownership interest on March 8, 2019. The Company received a total of $131,249 in cash distributions through June 30, 2019.

The Company received a total of $376,757 in distributionns from the investments and had operating expenses of $138,212, resulting in net investment loss of $138,212. The Company also had unrealized gain on real estate investments totaling $907,132 through June 30,2019.

Liquidity and Capital Resources

As of September 20, 2019, we have closed our offering of the Class A Interests with an over subscription to the $50,000,000 Class A offering. The Company invested the gross proceeds in five multifamily properties located throughout Florida and Texas. (See CEF V Financial Statements Note 5: Related Party Transactions and Note 8: Subsequent Events for further information.) We have raised sufficient funds to fund our expenses over the next twelve months which we currently estimate to be $150,000.

Also, the value of an investment in the Company will fluctuate with the performance of the specific assets in which we invested. In certain circumstances we did establish reserves from the gross offering proceeds for initial deferred maintenance and repairs, value add improvements and certain capital improvement projects of the properties. To the extent that we have insufficient funds for such purposes, we may establish additional reserves from, out of cash flow from operations, or from net cash proceeds from the sale of properties.

As of June 30, 2019, CEF V had no outstanding debt. The investments did leverage their individual assets from 60% to 75% of the cost of the acquisition price.

Trends and Key Information Affecting our Performance

We believe that current market dynamics and underlying fundamentals suggest the positive trends in the United States multifamily housing will continue. Steady job growth, broadly increasing rentership rates, increasing household formations and aligned demographic provide the backdrop for strong renter demand. We believe that other factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market support the value proposition of owning multifamily properties.

Item 2. Other Information

None.

3

Item 3. Financial Statements

Cardone Equity Fund V, LLC
Financial Statements - Index
As of June 30, 2019

F-1

Cardone Equity Fund V, LLC
Schedule of Real Estate Investments
As of June 30, 2019 (unaudited)

Investment	Date Acquired	Location	Units	Ownership interest	Cost	FMV

Cardone Delray Member, LLC	1/1/2019	Delray Beach, FL	346	39.30%	$13,117,992	$12,949,783

Cardone Stella Member, LLC	1/25/2019	Houston, TX	351	31.09%	8,884,146	9,959,487

					$22,002,138	$22,909,270

See accompaning notes, which are an intergal part of these financial statements

F-2

Cardone Equity Fund V, LLC
Statements of Net Assets
As of June 30, 2019 and December 31, 2018

	June 30, 2019	December 31, 2018
	(unaudited)
Assets:
Real estate investments, at fair value (cost of $22,002,138 and $0, respecitvely)	$22,909,270	$-
Cash	11,610,894	7,222,701
Deferred offering costs	34,520,164	80,306

Liabilities:
Offering proceeds	11,590,932	7,222,501
Accrued and other expenses-related party	241,773	80,506

Total liabilities	11,832,705	7,303,007
Net assets	$22,687,459	$-

See accompanying notes, which are an integral part of these financial statements

F-3

Cardone Equity Fund V, LLC
Statements of Operations
For the Six Months ended June 30, 2019
and the Period From May 4, 2018 (Inception) to December 31, 2018

	Six-Months Ended	Inception to
	June 30, 2019	December 31, 2018
	(unaudited)

Income	$-	$-
Expenses
Asset management fee	98,047	-
Professional fees	2,880	-
Administrative and other	37,285	-
Total expenses	138,212	-
Net investment income (expense)	(138,212)	-
Unrealized gains (loss) on real estate investments	907,132	-
Increase in net assets resulting from operations	$768,920

See accompanying notes, which are an integral part of these financial statements

F-4

Cardone Equity Fund V, LLC
Statements of Changes in Net Assets
For the Six Months ended June 30, 2019
and the Period From May 4, 2018 (Inception) to December 31, 2018

	Total	Members Class A Interests	Manager Class B Interests
Balance at May 4, 2018 (inception)	$-	$-	$-
Increase in net asets resulting from operations	-	-	-
Balance at December 31, 2018	-	-	-
Contributions	22,401,543	22,401,543	-
Distributions	(362,582)	(362,582)	-
Syndication costs	(120,422	(120,422)	-
Increase in net asets resulting from operations	768,920	499,798	269,122
Balance, June 30, 2019 (unaudited)	$22,687,459	$22,418,337	$269,122

See accompanying notes, which are an integral part of these financial statements

F-5

Cardone Equity Fund V, LLC
Statements of Cash Flows
For the Six Months ended June 30, 2019
and the Period From May 4, 2018 (Inception) to December 31, 2018

	Six Months Ended	Inception to
	June 30, 2019	December 31, 2018
	(unaudited)
Cash flows from operating activities
Increase in net assets resulting from operations	$768,920	$-
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Unrealized (gains) loss on investments	(907,132	-
Purchase of investments	(22,378,895	-
Distributions from investment	376,757	-
Changes in operating assets and liabilities:
Accrued and other expenses-related party	241,573	200
Net cash provided (used) by operating activities	(21,898,777	200
Cash flows from financing activities:
Offering proceeds	26,769,974	7,222,501
Syndication costs	(120,422)	-
Distributions	(362,582)	-
Net cash provided (used) by financing activities	26,286,970	7,222,501
Net increase (decrease) in cash	4,388,193	7,222,701
Cash, beginning of period	7,222,701	-
Cash end of period	$11,610,894	7,222,701

Supplemental Disclosure of Non-Cash Activity:
Deferred offering costs reimbursable to Managing Member	$-	$80,306

See accompanying notes, which are an integral part of these financial statements

F-6

NOTE 1: NATURE OF OPERATIONS

CARDONE EQUITY FUND V, LLC (the “Company”), is a limited liability company organized May 4, 2018 under the laws of Delaware. The Company was organized to invest primarily in income generating real estate within the multi-family or commercial real estate segment. The Company is located in Aventura, Florida. The Company was formed to raise up to $50 million under Regulation A Plus from a wide range of individual and institutional investors, with a primary focus on individual non-accredited investors, to acquire multi-family and commercial real estate. The fund-raising activity is done through Cardone Capital, LLC’s (“the Managing Member”) online platform.

The Company started accepting subscriptions December 12, 2018 and commenced operations January 1, 2019 when $6,982,421 or 6,982.421 units were accepted and invested in its first multifamily real estate investment. Through June 30, 2019, the Company has invested in two multifamily real estate properties located in Delray Beach, Florida and Houston, Texas. As of June 30, 2019, the Company has raised $33,992,475 of capital and anticipates the completion of raising capital prior to the end of the third quarter of 2019.

The Company intends on investing through various limited liability corporations (“LLC’s”) (treated as partnerships) that own a single multifamily or commercial property (single purpose entities “SPE”). The LLC's will be co-owned by the Company, Cardone Equity Fund IV, LLC (“CEF IV”) and Grant Cardone. Grant Cardone typically owns from 1% to 6% of the LLC’s. CEF IV is a $125 million fund for accredited investors that was formed May 3, 2018 and began investing in properties on September 27, 2018. It is the Managing Member’s intention to parallel invest the funds raised from the Company’s Offering, funds raised from CEF IV’s offering and Grant Cardone in substantially all property acquisitions. The amount invested will vary depending on the lender’s requirements and the amount of funds raised by the Company and CEF IV.

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared under accounting principles generally accepted in the United States of America (“GAAP”) for investment companies. The Company is an investment company that follows the specialized accounting and reporting guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946 “Financial Services – Investment Companies.” The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F-7

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Concentration of Cash Balance

The Company’s cash in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value Measurement

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs a significant value drivers are observable in active markets;

Level 3 – Prices or valuations techniques were little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

Real Estate Investments

Investments in real estate are carried at fair value. Costs to acquire real estate investments are capitalized as a component of investment cost. The fair values of real estate investments are estimated based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date.

Investments without a public market are valued based on assumptions made and valuation techniques used by the Managing Member. Such valuation techniques include discounted cash flow analysis, prevailing market capitalization rates or earnings multiples applied to earnings from the investment, analysis of recent comparable sales transactions, actual sale negotiations and bona fide purchase offers received from third parties, consideration of the amount that currently would be required to replace the asset, as well as independent external appraisals. In general, the Managing Member considers multiple valuation techniques when measuring the fair value of a real estate investment. However, in certain circumstances, a single valuation technique may be appropriate. The investments in real estate will fall into Level 3 category, therefore, fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the reporting date.

The fair value of real estate investments does not reflect the Company’s transaction sale costs, which may be incurred upon disposition of the real estate investments. Such costs are estimated to approximate 2% - 3% of gross property fair value. The Company also reflects its real estate equity investments net of investment level financing. Valuation adjustments attributable to underlying financing arrangements are considered in the real estate equity valuation.

The Company may invest in real estate and real estate related investments for which no liquid market exists. The market prices for such investments may be volatile and may not be readily ascertainable. In addition, there continues to be significant disruptions in the global capital, credit and real estate markets. These disruptions have led to, among other things, a significant decline in the volume of transaction activity, in the fair value of many real estate and real estate related investments, and a significant contraction in short-term and long-term debt and equity funding sources. This contraction in capital includes sources that the Company may depend on to finance certain of its investments. These market developments may have a significant adverse impact on the Company’s liquidity position, results of operations and financial condition and may continue to adversely impact the Company if market conditions continue to deteriorate. The decline in liquidity and prices of real estate and real estate related investments, as well as the availability of observable transaction data and inputs, may have made it more difficult to determine the fair value of such investments. As a result, amounts ultimately realized by the Company from real estate investments sold may differ from the fair values presented, and the differences could be material.

F-8

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in Real Estate Transactions

Purchases and sales of real estate investments are recorded on a transaction basis. Distributions from the real estate investment are first applied to the cost of the investment until the total cost has been recovered, after which point any further distributions are recorded as realized gains. Further, realized gains and losses on real estate investment transactions will be recognized upon the sale of the investment. Changes in unrealized gains and losses are included in the results of operations.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire multi-family and commercial real estate, the availability of suitable real estate properties to acquire, and changes to Regulation A Plus. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial conditions and the results of operations.

Syndication Costs

Syndication costs represent costs incurred in connection with the syndication of members interests. These costs are reflected as a direct reduction of net assets. Approximately $120,422 was incurred for syndications costs as of June 30, 2019.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - “Expenses of Offering”. Deferred offering costs consist principally of accounting, marketing and legal fees incurred in connection with the Company’s offering that commenced during 2019 under Regulation A Plus. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the Statements of Net Assets. The deferred offering costs will be charged to member’s equity upon the completion of the offering or to expense if the offering is not completed. Deferred offerings costs of $80,306 are capitalized to the Statements of Net Assets as of December 31, 2018.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Bipartisan Budget Act of 2015 provides that any entity treated as a partnership for U.S. income tax purposes may be directly assessed for federal income taxes, interest and penalties arising from partnership audits and/or adjustments (the “Assessment”) for tax years beginning after December 31, 2017, rather than the owners of the entity being liable for the Assessment. Any such Assessment against the entity would impact the equity interests of current owners pro-rata at the time the Assessment is levied absent claw-back provisions to any former owners or other special allocation provisions within the entity’s governing documents.

F-9

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: FAIR VALUE MEASUREMENTS

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash, deferred offering costs, accrued and other expenses-related party: these balances approximate their fair values due to the short maturities of these items.

Real estate investments are stated at fair value of the ownership interests of the underlying entities. The Company’s ownership interests are valued based on the fair value of the underlying real estate, any related mortgage loans payable, and other factors, such as ownership percentage, distribution provisions and capital call obligations. The Company estimates the values of real estate properties have been prepared giving consideration to the income, direct capitalization and sales comparison approaches of estimating property value. The income approach estimates an income stream for a property (typically 10 years) and discounts this income plus a reversion (presumed sale) into a present value at a risk adjusted rate. Yield rates and growth assumptions utilized in this approach are derived from market transactions as well as other financial and industry data. The direct capitalization approach is based on the net operating income (NOI) of the underlying real estate for a stabilized operation divided by the it’s market capitalization rate. The sales comparison approach compares recent transactions to the appraised property. Adjustments are made for dissimilarities which typically provide a range of value. The direct capitalization approach was used to value all of the Company’s real estate investments as of June 30, 2019. The terminal cap rate and the discount rate are significant inputs to these valuations. These rates are based on the location, type and nature of each property, and current and anticipated market conditions. Significant increases in discount or capitalization rates in isolation would result in a significantly lower fair value measurement. Significant decreases in discount or capitalization rates in isolation would result in a significantly higher fair value measurement.

Investment values as of June 30, 2019 were determined based on capitalization rate of 4.75%. Fair value measurements take into consideration the estimated effect of physical depreciation, historical cost depreciation and amortization on real estate related investments.

F-10

NOTE 3: FAIR VALUE MEASUREMENTS (continued)

Upon the disposition of all real estate investments by an investee entity, the Company will continue to state its equity in the remaining net assets of the investee entity during the wind down period, if any that occurs prior to the dissolution of the investee entity. The Company’s real estate investments are generally classified within level 3 of the valuation hierarchy.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended June 30, 2019:

Description	Real Estate Investments
Beginning balance, December 31, 2018
Purchase of real estate investments	$22.378.895
Unrealized gain (loss) on real estate investments	907,132
Distributions from real estate investments	(376,757)
Ending Balance, June 30, 2019	$22,909,270

NOTE 4: MEMBER’S EQUITY/NET ASSETS

The Managing Member held 100% of the member’s equity of the Company as of December 31, 2018. The Class B Interests were issued, at formation, as founder’s interests for no consideration.

The Company is offering 50,000 Class A Interests at $1,000 per Interest through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A Plus” and is selling the Interests directly to investors and not through registered broker-dealers who are paid commission. The minimum investment is $5,000. The maximum amount to be raised in the offering is $50 million. The Investors who contribute capital to the Company shall upon acceptance by the Managing Member of their subscriptions, become Class A Members in the Company and will have a 65% profits interest. As of December 31, 2018, the Company has received proceeds of $7,222,501 for 7,222.501 Class A Interests which were accepted by the Manager after January 1, 2019. As of June 30, 2019, the Manager has received offering proceeds totaling $11,590,932 for 11,590.932 units which were subsequently accepted by the Manager.

The Managing Member’s Class B Interest will be a 35% profits interest.

Losses for any fiscal year shall be allocated among the Members in proportion to their positive capital account balances, until the balance of each capital account equals zero. Thereafter, all losses shall be allocated in accordance to each Member’s respective Percentage Interest in the Company, giving consideration to their respective ownership period. Profits will first be allocated pro rata to the Members in accordance with the amount of Losses previously allocated if such previous Losses were not offset by Profits. Thereafter, Profits shall be allocated in accordance with actual distributions of Distributable Cash and shall be allocated 65% to the Class A Members (in proportion to their respective Percentage Interests) and 35% to the Class B Interests. In all cases, giving consideration to their respective ownership period.

F-11

In accordance with the operating agreement, distributions will be allocated 65% to the Class A Members and 35% to the Class B Member. At this time, the Manager has distributed all distributable cash to the Class A Members which totaled $362,319 as of June 30, 2019. At a later time, when the cash flow from operations increases or an exit event occurs, the Manager may adjust cash distributions to be allocated on a cumulative 65%/35% basis, the impact of this at June 30, 2019 would be to distribute an additional $195,095 to the Manager.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has engaged the Managing Member to manage the Company, under a management agreement. The Company is subject to the following fees under this agreement:

Reimbursement of Organization and Offering

The Company’s Managing Member and its affiliates will be reimbursed for actual organizational and offering expenses incurred. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses. As of June 30, 2019, the Company has incurred $120,422 in offering-related expenses which were advanced by a related party of the Company.

Deferred offering costs from inception to December 31, 2018 of $80,306 were incurred by a related party on the Company’s behalf and are shown as a related party advance on the Statement of Net Assets. This related party advance is unsecured, interest-free, and repayable on demand.

Acquisition Fee

For each real estate investment, the Company will pay its Managing Member or its designated affiliate 1% of the investment’s fixed asset purchase price. This fee will be paid at the discretion of the Managing Member, but no later than the liquidation of the real estate investment. As of June 30, 2019, no acquisition fees have been paid.

Disposition Fee

For each real estate investment, the Company will pay its Managing Member or its designated affiliate 1% of the investment’s sale price. This fee will be paid at the disposition of the investment’s real estate.

Asset Management Fee

The Company will pay the Managing Member, or its designated affiliate, a 1% annualized Asset Management Fee during the first three years of operations which will be calculated based on the Contributed Capital as of the end of each prior month. After the first three years, the amount of Contributed Capital will be reduced for the return of capital to Members from the liquidation and disposition from the sale of one of the Company’s assets. This fee will be payable monthly at the discretion of the Managing Member. As of June 30, 2019, the Company has $98,047 in Asset Management Fees due and payable.

Co-investments

As of June 30, 2019, the Company has co-invested with CEF IV and Grant Cardone as follows:

	10X Living at Delray		Stella at Riverstone
Entity	Initial Investment	Percentage	Initial Investment	Percentage

CEF IV	$20,136,500	59.23%	$18,509,605	63.83%
CEF V	13,363,500	39.30%	9,015,395	31.09%
Grant Cardone	500,000	1.47%	1,475,000	5.08%
Total	$34,000,000	100.0%	$29,000,000	100.0%

F-12

NOTE 6: FINANCIAL RISKS AND UNCERTAINTIES

The Company is subject to several risks including the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments including inability to sell investments quickly or close to fair value.

Market Risk

Market risk is the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counter parties fail to perform pursuant to the terms of their obligations.

NOTE 7: FINANCIAL HIGHLIGHTS

The following summarizes the Company’s financial highlights, consisting of total return and expenses and net investment income ratios, for the six months ended June 30, 2019:

Class A Members
Total return [1]
End of period since-inception internal rate of return	3.9%
Beginning of period since-inception internal rate of return	-%

Expense ratios [2]	.8%
Operating expense	-%
Incentive allocation

Total expense and incentive allocation	.8%

Net investment expense ratio [3]	.8%

________

1	Total return is calculated based on a dollar-weighted internal rate of return methodology net of fees and incentive allocations. The internal rate of return is computed on a since-inception basis using annual compounding and the actual dates of cash inflows received by and outflows paid to investors and including ending net asset value as of each measurement date. Because total return is calculated for the Class A Members taken as a whole, an individual Class A Member’s return may vary from these returns based on a different management fee and incentive arrangements (as applicable) and the timing of capital contributions.

2	These expense ratios are calculated for the Class A Members taken as a whole using weighted average of net assets for the period. The computation of such ratios is based on the amount of expenses and incentive allocations assessed to an individual Class A Member’s capital may vary from these ratios based on different management fee incentive arrangements (as applicable) and the timing of capital transactions.

3	The net investment income ratios are calculated for the Class A Members taken as a whole using weighted average net assets for the period. The computation of the net investment income ratio is based on the amount of net investment income assessed to an individual Class A Member’s capital may vary from these ratios based on different management fee arrangements (as applicable). The net investment income ratio does not reflect the effects of any incentive allocation.

F-13

NOTE 8: SUBSEQUENT EVENTS

Effective July 1, 2019, 11,007,742 Class A Interests were accepted by the Company. The Company immediately purchased an investment in Cardone Laguna Member LLC which owns, Fountain View Circle, LLC (dba 10X Living at Naples) a 456 unit garden-style apartment complex located in Naples, FL

Also, effective July 1, 2019 the Company purchased an investment in Cardone Sawgrass Member, LLC which owns, Sunrise Village Development, LLC (dba 10X Living at Sawgrass) a 501-unit garden-style apartment complex located in Sunrise, FL. As subscription agreements were accepted by the Company during the latter half of 2019, the Company purchased a larger interest in 10X Living at Sawgrass and completed its investment on August 30, 2019.

On August 30, 2019, the Company purchased an investment in Cardone Ashley Member, LLC, which owns, 10X Living at Breakfast Point, LLC a 360-unit garden-style apartment complex located in Panama City Beach, FL. The investment in this property was completed when the Company completed its $50 million offering.

The Company co-invests with two other related parties: Grant Cardone its Managing Member and related accredited fund CEF IV as follows:

	10X Living at Naples		10X Living at Sawgrass		10X Living at Breakfast Point
Entity	Initial Investment	Percentage	Initial Investment	Percentage	Initial Investment*	Percentage

CEF IV	$16,909,610	58.11%	$35,527,879	70.63%	$13,660,000	71.89%
CEF V	10,730,390	36.87%	12,222,121	24.30%	4,390,000	23.11%
Grant Cardone	1,460,000	5.02%	2,550,000	5.07%	950,000	5.00%
Total	$29,100,000	100.0%	$50,300,000	100.0%	$19,000,000	100.00%

_________

*Estimated information as of September 9, 2019. CEF IV anticipates raising the funds to make this investment prior to December 31, 2019.

As of September 20, 2019, the Company closed it’s $50 million offering to new subscriptions.

Management has evaluated subsequent events through September 30, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

F-14

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aventura, State of Florida, on September 30, 2019.

Cardone Equity Fund V, LLC

By:	Cardone Capital, LLC
its:	Manager

By:	/s/ Grant Cardone
Name:	Grant Cardone
Title:	Chief Executive Officer (Principal Executive Officer)

This Semi Annual Report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Grant Cardone	Chief Executive Officer of Cardone Capital, LLC	September 30, 2019
Grant Cardone	(Principal Executive Officer)

/s/ Susan Schieman	Chief Financial Officer of Cardone Capital, LLC	September 30, 2019
Susan Schieman	(Principal Financial Officer)

4